UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

HUYA Inc.

(Name of Issuer)

Class A Ordinary Shares, par value, $0.0001 per share

(Title of Class of Securities)

44852D108**

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 44852D108 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “HUYA.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 1 of 7 pages

1	NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,386,517
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 150,386,517
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,386,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 2 of 7 pages

1	NAME OF REPORTING PERSONS Linen Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,386,517
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 150,386,517
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,386,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 3 of 7 pages

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on April 10, 2020, (as amended to date, the “Schedule 13D”), relating to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and American depositary shares, each representing one Class A Ordinary Share (“HUYA ADSs”), of HUYA Inc., a company organized under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background

Schedule A (attached hereto) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows:

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 28, 2023, Linen Investment entered into a share transfer agreement (the “Share Transfer Agreement” with JOYY Inc. (“JOYY”) to purchase 38,374,463 Class B Ordinary Shares of the Issuer from JOYY for aggregate consideration of US$219.9 million.

Linen Investment obtained the funds from Tencent, its parent holding company, to purchase the 38,374,463 Class B Ordinary Shares. Tencent used working capital to fund the contribution to Linen Investment.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Share Transfer Agreement

On April 28, 2023, Linen Investment entered into the Share Transfer Agreement with JOYY, pursuant to which JOYY has agreed to transfer to Linen Investment 38,374,463 Class B Ordinary Shares for a purchase price of approximately US$219.9 million in cash. The Share Transfer Agreement contains customary representations, warranties and indemnities from each of Linen Investment and JOYY for a transaction of this nature. The transfer under the Share Transfer Agreement is expected to be consummated on May 8, 2023, subject to customary closing conditions.

The foregoing descriptions of the Share Transfer Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached hereto and incorporated herein by reference.

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 4 of 7 pages

Other Plans or Proposals

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment.

In exploring ways to maximize the return on their investment, and as part of their ongoing investment activities, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”) or other representatives of the Issuer and/or with other holders of Securities and, from time to time and at any time, suggest, take a position or develop a plan regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things: changes in management or the composition of the Issuer’s Board; changes to the dividend policy or capitalization of Issuer; changes to the Issuer’s operations, management, corporate governance, capital structure, control, strategic alternatives, and direction, as well as other potential transactions which relate to or would result in extraordinary corporate transactions, such as a merger, reorganization, or other transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or business; or other material changes to the Issuer’s business or corporate structure, including changes to the Issuer’s memorandum and articles of association or other organizational documents. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

The Reporting Persons may also, from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Any actions the Reporting Persons might undertake may be made at any time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 5 of 7 pages

(a) – (b)

Items 7 through 11 and 13 of each of the cover page of this Schedule 13D for the Reporting Persons are incorporated herein by reference.

As of the date hereof:

Tencent is the parent company of Linen Investment. Tencent may be deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, over 150,386,517 Class A Ordinary Shares issuable upon conversion of 150,386,517 Class B Ordinary Shares held of record by Linen Investment, representing 62.7% of the total Class A Ordinary Shares, which amounts includes 38,374,463 Class A Ordinary Shares issuable upon conversion of 38,374,463 Class B Ordinary Shares that will be acquired by Linen Investment from JOYY pursuant to the Share Transfer Agreement, which may be deemed to be beneficially owned by Linen Investment as of the date hereof. The transfer under such Share Transfer Agreement is expected to be completed on May 8, 2023, subject to customary closing conditions.

The beneficial ownership percentage above is calculated based on the total Class A Ordinary Shares issued and outstanding of 89,515,937 as of March 31, 2023 publicly disclosed in the annual report on Form 20-F of the Issuer filed with the SEC on April 26, 2023, as well as the Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held of record by Linen Investment.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Class A Ordinary Shares.

(c) Except as described in Item 4, during the past 60 days, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the Related Persons, has effected any transactions in the Class A Ordinary Shares.

(d) Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule D is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Share Transfer Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 6 of 7 pages

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule D is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

13	Share Transfer Agreement, dated April 28, 2023 by and between JOYY Inc. and Linen Investment Limited

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

LINEN INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13D/A – HUYA Inc.]

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Directors and Executive Officers of Tencent Holdings Limited

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:

Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China

Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)

Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa

Charles St Leger Searle	Non-Executive Director	Republic of South Africa

Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China

Ian Charles Stone	Independent Non-Executive Director	United Kingdom of Great Britain and Northern Ireland

Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Ke Yang	Independent Non-Executive Director	People’s Republic of China

Zhang Xiulan	Independent Non-Executive Director	People’s Republic of China

Executive officers:

Ma Huateng	Chief Executive Officer	People’s Republic of China

Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)

Xu Chenye	Chief Information Officer	People’s Republic of China

Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China

James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland

David A M Wallerstein	Chief Exploration Officer and Senior Executive Vice President	United States of America

Name	Present Principal Employment	Citizenship
John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

Directors and Executive Officers of Linen Investment Limited

The names of the directors and the names and titles of the executive officers of Linen Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Nectarine Investment Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa

Executive officers:
N/A